FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                25 January 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. BA flying schedule announced




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  25 January 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          BA flying schedule announced



Flying schedule announced for T&G strike dates


British Airways will not operate any passenger flights out of London Heathrow from 0001 GMT on Tuesday January 30 until 2359 GMT on Wednesday January 31 due to a planned strike by the cabin crew branch of the Transport & General Workers Union. All domestic and European flights to and from London Gatwick will also be cancelled.


The airline remains committed to pursuit of a negotiated settlement before next Tuesday but wants customers to have early warning of its flying schedule to allow sufficient time for alternative travel arrangements to be made.


Willie Walsh, British Airways' chief executive, said: "We are deeply sorry that our customers are the innocent victims of this unnecessary and unjustified strike by the T&G.


"More than 15,000 customers a day have contacted us since the union announced a series of 72-hour strikes, extremely concerned about their winter holidays and business trips. Announcing our contingency plans means we can end uncertainty for customers caught up in the first round of strikes and help them make other plans.


"If we postponed the cancellation of flights until the eve of a strike, customers would have virtually no time to make alternative arrangements.


"We remain absolutely determined to search for a negotiated settlement and our door remains open to the T&G, day or night. We regret that the T&G has not supported our initiative to seek the assistance of the Acas conciliation service.


"It is not too late for the T&G to call off this dispute and we will do all we can to reinstate some of the cancelled flights.


The airline will allow any customer due to travel on a British Airways flight cancelled by the strike to claim a full refund, rebook their flight for a later date or be rebooked by British Airways with another airline.


Customers wishing to rebook their flights can contact the airline on 0800 727 800 which is a free telephone line.


Customers are urged to check the airline's website (www.ba.com) regularly and use the 'Manage My Booking' link to obtain information about their individual reservation.


Customers who were due to travel on any cancelled services should not come to the airport.


British Airways' flight programme is complex, involving the combination of rosters for 15,000 cabin crew, 3,000 pilots and 234 aircraft operating up to 750 services in and out of Heathrow and Gatwick every day.


More than 8,000 crew have to be in the right place at the right time, either on aircraft, at airports or in crew hotels in more than 140 cities in 75 countries, every day.


Because of crew or aircraft being out of position, there will be further cancellations on either side of the official strike dates. Customers are advised to check ba.com to see if their flight is still operating before departing for the airport. If their flight has been cancelled they should not come to the airport but contact British Airways or their travel agent.


British Airways has opened an extra call centre at its Heathrow headquarters staffed by more than100 volunteers from across the airline to help with customer inquiries.


Many longhaul aircraft will depart from Heathrow during Tuesday and Wednesday. They will not have customers onboard because of the lack of cabin crew due to the strike. The aircraft will fly to destinations overseas to collect a crew down route, enabling a significant number of longhaul inbound flights to Heathrow to operate normally to bring customers home.


It is planned that up to six of the nine daily longhaul departures from Gatwick will also operate normally.


Customers should use the Manage My Booking facility on www.ba.com. If customers wish to claim a refund then they should log onto www.ba.com and follow the instructions or apply in writing.


Key points of British Airways' schedule for customers:


  - No longhaul or shorthaul commercial flights FROM London Heathrow during the strike period.

  - Some longhaul services INTO London Heathrow will operate during the strike period.

  - No shorthaul services INTO London Heathrow will operate during the strike period.

  - No shorthaul services FROM or INTO London Gatwick will operate during the strike period

  - Up to six of the normal nine daily longhaul services FROM and INTO London Gatwick will operate each day during the strike period.

  - The Manchester to New York JFK daily service will continue to operate as normal.

  - Flights operated by subsidiary BA Connect will operate as normal

  - Flights operated by British Airways franchise partners to and from UK (GB Airways, BMED, Loganair and Sun Air) will operate as normal.

  - Flights operated by other carriers (including Oneworld Alliance partners) which have a BA codeshare flight number will operate as normal.

  - All dedicated freighter services continue to operate as normal.


ends


January 25, 2007
        013/RG/07